Exhibit (d)(7)

Execution Copy

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (“Agreement”), entered into as of October 10, 2003, by and between Amerimax Pennsylvania, Inc., hereinafter “Amerimax PA” and GREGORY WEIDERMAN, hereinafter the “Employee.”

WITNESSETH:

WHEREAS, Employee entered into an Employment Agreement with Berger Holdings, Ltd. (“Berger”) dated January 1, 2001, as amended (the “2001 Agreement”) and a Change of Control Agreement with Berger dated January 1, 2001 (the “Change of Control Agreement”);

WHEREAS, Amerimax PA, Berger and Euramax International, Inc. (“Euramax”) have entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) dated the date hereof.  Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Merger Agreement;

WHEREAS, Amerimax PA and Employee wish to enter into a new Employment Agreement on the terms set forth herein;

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereto intending to be legally bound hereunder, agree as follows:

1.             TERM OF EMPLOYMENT

Subject to the terms and conditions hereinafter set forth and effective upon the Effective Time of the Merger, the Surviving Corporation of the Merger of Amerimax PA and Berger (the “Employer”) hereby agrees to employ Employee for a term of two years beginning on the date of the Merger and ending on the second anniversary of the date of the Merger (the “Term”).

2.             SCOPE OF EMPLOYMENT

During the Term, Employee shall serve as Controller of Employer, reporting to the Director of Operations of Employer.  Employee shall faithfully render and perform such services as are necessary to fulfill the responsibilities of the office of Controller, and such services as may be assigned to him by or under the authority of the Board of Directors of Employer.  Employee shall devote full time efforts to the business affairs of Employer and shall render such services to the best of his ability in the best interests of Employer.  Employee shall maintain his offices at 805 Pennsylvania Blvd., Feasterville, Pennsylvania, or at such other addresses to which Employer may relocate, provided that during the Term Employee shall not be required to relocate his office to any location outside of the 20 mile radius surrounding Employee’s current Feasterville office.  Employee shall be permitted to engage in other business activities or trades, provided, however, that such business activities or trades do not interfere with his duties hereunder or violate his restrictive covenants made hereunder.

3.             COMPENSATION

(a)           For all services rendered by Employee to Employer during the Term, Employer shall pay or cause to be paid to Employee base compensation ( “Base Compensation”) in the amount of $89,000 per annum, payable during the Term in regular installments in accordance with the general payroll practices of Euramax and shall be subject to customary withholding.

(b)           The Base Compensation will be subject to review on April 1, 2004 and each December 31st thereafter during the Term.

(c)           Employee shall be eligible for annual bonuses during the Term for fiscal years 2004 and 2005 as follows:

(i)            If Actual EBITDA of the Berger Business Unit for the applicable fiscal year equals at least 85% of Target EBITDA, Employee shall be entitled to receive a percentage of the Target Bonus equal to the percentage of the Target EBITDA achieved, up to a maximum of 100% of the Target Bonus.  Target EBITDA and Target Bonus for fiscal years 2004 and 2005 are as follows:

Fiscal Year Ended:	Target EBITDA	Target Bonus
December 2004	$8,000,000	$20,000
December 2005	$9,000,000	$23,000

(ii)           If Actual EBITDA of the Berger Business Unit for the applicable fiscal year exceeds Target EBITDA, Employee shall be entitled to 100% of the Target Bonus for such fiscal year plus an additional $667 for fiscal year 2004 or $767 for fiscal year 2005 for every percentage point (up to 30%) by which Actual EBITDA of the Berger Business Unit for the applicable fiscal year exceeds Target EBITDA (up to an additional $20,010 and $23,010 for fiscal years 2004 and 2005, respectively);

(iii)          If Actual EBITDA of the Berger Business Unit for the applicable fiscal year is less than 85% of Target EBITDA, Employee shall not be entitled to any bonus for such fiscal year unless the Board of Directors of Employer determines otherwise in its sole discretion.

(d)           “Berger Business Unit” shall mean the business unit consisting of Employer and its subsidiaries as of the date of the Merger (including Copper Craft, Inc. and Walker Metal Products, Inc.) and the Pro Master Metals business unit of Amerimax Home Products, Inc.

(e)           “Actual EBITDA” for the applicable fiscal year ended shall mean operating earnings plus depreciation and amortization of the Berger Business Unit and plus any upstream management fees charged to the Berger Business Unit for the applicable fiscal year as shown in the pro forma financial chart presented to the Board of Directors of Euramax at the first meeting of the Board of Directors of Euramax following completion of such fiscal year.

4.             REIMBURSEMENT FOR EXPENSES

During the Term, the Employee shall be reimbursed by the Employer for all actual, ordinary, necessary and reasonable expenses incurred by him in the course of the business of the Employer.  The Employee shall keep an itemized account of such expenses to be rendered to the Employer, together with vouchers and/or receipts verifying the same.

5.             EMPLOYEE BENEFITS

During the Term, Employee shall be entitled to participate in all employee benefit programs, including without limitation, group life insurance, medical, hospitalization and disability plans, as are offered from time to time by Employer to its employees, and including participation in either the 401(k) Plan currently offered by Berger or the Amerimax Fabricated Products, Inc. 401(k) Plan.  During the Term, Employee shall also retain his existing company car furnished to Employee under the 2001 Agreement until the termination of the lease for such car, and thereafter during the Term will receive a company car, if applicable, under the terms of the Amerimax Home Products, Inc. company car plan.  The Employer shall be responsible for all expenses in maintaining the company car during the Term, including, but not limited to insurance, gasoline costs, and all necessary repairs.  At least 30 days prior to the end of the Term, Employee may elect to purchase his existing company car furnished under the 2001 Agreement on the last day of the Term for a purchase price equal to 75% of the then current third-party Kelley Blue Book value of the car on such date.

6.             TERMINATION

(a)           By Death.

If the Employee dies during the Term, then this Agreement shall continue for a period of 60 days with full benefits after which time this Agreement shall terminate immediately, and his rights to compensation and fringe benefits hereunder shall terminate as of the date of such 60 day period, except that Employee’s heirs, personal representatives or estate shall be entitled to any unpaid portion of his salary, accrued bonus and accrued benefits, if any, up to the date of such termination.

(b)           For Cause.

During the Term, the Employer may terminate the Employee’s employment and rights to compensation and benefits hereunder immediately for “Cause” (subject to any applicable cure periods specified below), except that the Employee shall be entitled to any unpaid portion of his salary and accrued fringe benefits, if any, up to the date of termination.  “Cause” means:

(i)            a material breach of this Agreement by Employee that is not susceptible to remedy or cure, or if susceptible to remedy or cure, is not cured or remedied and continues for fifteen (15) business days after the Board of Directors of Employer has given written notice to Executive specifying the manner in which Executive has breached this Agreement;

(ii)           commission by Employee of a felony, a crime involving moral turpitude or other act or omission involving dishonesty or fraud with respect to Employer or its affiliates, or causing material harm to the standing and reputation of Employer or its affiliates in each case after notice to Employee;

(iii)          Employee’s breach of his duty of loyalty to Employer or its affiliates; or

(iv)          Employee’s continued failure to perform his duties hereunder other than by reason of death or disability after written notice and, if susceptible to remedy or cure is not cured or remedied and continues for fifteen (15) business days after the Board of Directors of Employer has given written notice to Employee specifying in reasonable detail the manner in which Executive has continued to fail to perform his duties.

(c)           Without Cause.

During the Term, the Employer may terminate the Employee’s employment and rights to compensation and benefits hereunder at any time without Cause, except that Employee shall be entitled to any unpaid portion of his salary, accrued bonus and accrued fringe benefits, if any, up to the date of termination (and any severance payments under Section 8 hereof in the event of a termination by Employer without Cause).

(d)           Resignation.

During the Term, the Employee may resign his employment upon 30 days prior written notice, and Employee shall be entitled to any unpaid portion of his salary and accrued fringe benefits, if any, up to the date of termination.

(e)           Procedure Upon Termination.

Upon termination of his employment, the Employee shall promptly return to the Employer all documents, including without limitation, copies and all other materials and properties of the Employer, or pertaining to its business, including without limitation, customer and prospect lists, contacts, files, manuals, letters, reports and records in his possession and control, no matter from whom or in what manner acquired.

7.             RESTRICTIVE COVENANT

(a)           Employee agrees that, from and after the date hereof and during the Term and for a period of two years after the end of the Term, the Employee shall not directly or indirectly, anywhere in the United States, engage in any business which is the same as, similar to, or in competition with the business of Berger or Employer or any of their subsidiaries.  Employee acknowledges that the restrictions contained herein in view of the nature of the business in which Employee has been engaged, are reasonable and necessary to protect the legitimate interest of Amerimax PA and Employer, that any violation of these restrictions would result in irreparable injury to Amerimax PA and Employer, and that Amerimax PA would not have entered into this Agreement or the Merger Agreement or been willing to consummate the transactions contemplated by the Merger Agreement without the benefit of such restrictions.  Employee acknowledges that in the event of a violation of any such restrictions, Amerimax PA or Employer shall be entitled to preliminary and permanent injunctive relief as well as an equitable accounting of all earnings, profits and other benefits arising from such violation which rights shall be cumulative and in addition to any other rights or remedies to which Employer may be entitled.  In the event that the Employee shall engage, directly or indirectly, in any business in competition with the business of Berger or Employer or their subsidiaries, the period of non-competition referred to above shall be extended by a period of time equal to that period beginning when such violation commenced, and ending when the activities constituting such a violation shall have finally been terminated in good faith.

(b)           In addition, from and after the date hereof, the Employee shall not disclose confidential information of Berger or the Employer or any of their affiliates to any other person, entity, corporation, trust, association or partnership.  For the purposes hereof, the term “confidential information” shall include, but not be limited to, all lists or the identity of any customers, suppliers, creditors or contacts of Berger or Employer or any of their affiliates.  It shall also include any and all information pertaining to any formulas, business opportunities, processes, techniques, plans, contracts, sales or other financial data of Berger or Employer or any of their affiliates.

(c)           Notwithstanding anything to the contrary contained herein, in the event that any court determines that time the period and/or scope of this Restrictive Covenant is unenforceably long or broad, as the case may be, then in either such event, neither the enforceability nor the validity of this paragraph as a whole shall be affected.  Rather, the time period and/or scope of the restriction so affected shall be reduced to the maximum permitted by law.

8.             SEVERANCE

During the Term, in the event of a termination of Employee’s employment by Employer prior to the expiration of the Term without Cause, Employer agrees to pay Employee, as his severance payment, his Base Compensation until the later of (i) expiration of the Term and (ii) 6 months following the date of termination, which amount may be paid in equal regular installments in accordance with the general payroll practices of Euramax and without interest.  Such amount shall be paid regardless of whether Employee obtains other employment during such time, provided such employment does not violate Section 7 hereof.

9.             VACATION; PERSONAL

During the Term, Employee shall be entitled to a vacation of no more than four (4) weeks per fiscal year, with no accrual or payment for unused vacation in any fiscal year, and a minimum of 5 sick days and 2 personal days.

12.           ARBITRATION

Any dispute between the parties hereunder shall be determined by arbitration in accordance with the rules of the American Arbitration Association in Philadelphia, Pennsylvania.

The award in any such arbitration shall be final and binding, and any party may enter judgement thereon in any court having jurisdiction.

13.           ASSIGNMENT

The Employer and Amerimax PA have the right to assign this Agreement to any successors and assigns or other parties to whom the Board of Directors of Employer consents to such assignment.  This Agreement shall be binding on and inure to the benefit of the Surviving Corporation in the Merger.  Assignment of this Agreement by the Employee shall be absolutely prohibited.  Employee shall further be restricted from the delegation of the performance of his duties hereunder.

14.           NOTICE

Any notice required or permitted to be given under this agreement shall be sufficient, if in writing, and if sent by registered mail to Employee or to Employer at Employer’s principal place of business.

15.           APPLICABLE LAW

This Employment Agreement shall be construed in accordance with the laws of the Commonwealth of Pennsylvania.

16.           ENTIRE AGREEMENT

This instrument contains the entire agreement of the parties and supercedes all prior agreements including, without limitation, the 2001 Agreement and the Change of Control Agreement, each of which shall terminate immediately prior to the Effective Time of the Merger.  As partial consideration for the execution of this Agreement, Employee hereby waives any rights or benefits of Employee under the Change of Control Agreement that could result from consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, and agrees that consummation of the Offer shall not constitute a “Change in Control” of Berger under the Change of Control Agreement.  This Agreement may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.  In the event the Merger Agreement is terminated and Amerimax PA has not accepted any shares of Berger stock for payment pursuant to the Offer, this Agreement shall be deemed void ab initio and shall have no force or effect.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

AMERIMAX PENNSYLVANIA, INC.

/s/ Gregory Weiderman	By:	/s/ J. David Smith
Gregory Weiderman		Name: J. David Smith
Title: President